

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

13,913,538 shares issued and outstanding

82-4025

April 7, 2005


05007469

GLOBEX SELLS JACOBIE CLAIMS TO CONSOLIDATED BIG VALLEY

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to inform shareholders that it has sold its four Mount Polly area Jacobie claims in the Cariboo Mining Division, British Columbia to **Consolidated Big Valley Resources Inc. (GBG.H)**.

The claims cover a number of copper showings which were previously stripped and sampled by Globex in 1999.

Globex has received 225,000 Consolidated Big Valley Resources shares as well as a 2% Net Smelter Royalty.

This sale is in keeping with Globex's policy of optioning or vending much of its over 60 mineral land packages as a means of advancing exploration on them without share dilution.

For further information, contact:

Jack Stoch, P.Geo, President & CEO
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Telephone: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com


GLOBEX

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

13,913,538 shares issued and outstanding

82-4025

April 7, 2005

GLOBEX EXTENDS MOOSELAND OPTION TO END OF APRIL

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) wishes to report that it has extended the option of **Azure Resources Corp. (AZR: V)** on Globex's Mooseland property until the end of April 2005 in order to allow Azure to restructure its operations. It is Globex's understanding that Azure is in continuing negotiations with a joint venture group that has expressed an interest in acquiring a participation interest in the Mooseland property.

Under the terms of the extension, Azure must make an immediate cash payment to Globex of $5,000 after which Azure will have the choice of putting into effect one of the two following options or abandon the project.

Option 1

Maintain the existing option agreement through a cash payment of $285,000 by April 29th, 2005.

Option 2

Pay Globex a single cash payment of $995,000 in order to acquire ownership of the property subject to certain ongoing contract conditions and net smelter royalties due to Globex and underlying original optionees.

The Mooseland gold property contains a Maguma style gold deposit of high grade gold bearing quartz veins which have been accessed by both a shaft and a new ramp driven by Azure.

For further information, contact:

Jack Stoch, P.Geo, President & CEO
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Telephone: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE


GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

13,913,538 shares issued and outstanding

Ref.: File No. 82-4025

April 13, 2005

GLOBEX OPTIONS RUSSIAN KID GOLD PROPERTY TO MIRABEL

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to announce that it has signed a Letter of Intent with **Mirabel Resources Inc. (RMB: TSX-V)** whereby Mirabel can acquire 100% interest in Globex's Russian Kid Gold Mine property in Dasserat Township, Quebec.

Terms of the agreement are as follows:

(1) Upon signature of the Letter of Intent, a non refundable cash payment of CDN $10,000.

(2) Upon signature of the final Option to Purchase agreement which must be signed on or before May 29, 2005, a cash payment of CDN $240,000 and the issuance of 500,000 Mirabel shares to Globex.

(3) Within 12 months of the signature of the final option to purchase agreement or upon the pouring of the first ounce of gold from the property, a further cash payment of CDN $250,000 and the issuance of 500,000 Mirabel shares to Globex.

(3) Globex will maintain a one and one half percent (1.5%) Net Metal Royalty on the first 25,000 ounces of gold or silver produced from the property after which Globex's retained Net Metal Royalty shall be three percent (3%) of all metals recovered from the property. Net Metal Royalty is defined as the designated percentage of metal and is not subject to any costs or charges whatsoever.

The Russian Kid Gold Mine property is a drill defined gold zone that has been accessed and sampled underground via a 2700 foot ramp and 3 levels. A non NI 43-101 conformable historical resource of 1,124,532 tons grading 0.247 oz/ton Au was calculated in 1984 by Asselin, Benoit, Boucher, Ducharme, Lapointe, Inc. (ABBDL-TECSULT).

Globex is particularly happy to have reached an agreement with Mirabel Resources Inc. who have exclusive use of a patented technology called thermal fragmentation which should be especially cost effective in mining narrow high grade quartz vein systems such as those at the Russian Kid property.

For further information, contact:

Jack Stoch, P.Geo, President & CEO
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Telephone: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com